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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011.
Commission File Number 001-35100
Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)
1155 University Street, Suite 1308, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date May 19, 2011	By	(Signed) Mark Schneiderman

(Signature) * Mark Schneiderman Chief Financial Officer

*	Print the name and title under the signature of the signing officer.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Quest Rare Minerals Ltd.
QUEST RARE MINERALS TO TRADE ON NYSE AMEX
Toronto, May 18, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that it has been approved for listing on NYSE Amex. Quest’s common shares will commence trading on NYSE Amex on Monday, May 23, 2011 under the symbol “QRM”.
“We are pleased to welcome Quest Rare Minerals to the NYSE Euronext family of listed companies,” said Scott Cutler, EVP and Co-Head of U.S. Listings and Cash Execution, NYSE Euronext. “Quest Rare Minerals and its shareholders will benefit from the superior market quality, services and technology provided by NYSE Amex. We look forward to a great partnership.”
“We are very pleased that our shares will start trading on NYSE Amex” said Peter J. Cashin, Quest’s President & Chief Executive Officer. “This will facilitate trading in our shares by investors in the United States. In addition, our listing on NYSE Amex will increase Quest’s exposure to the U.S. investment community.”
Quest also announces that its registration statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to section 12 of the United States Securities Exchange Act of 1934, has been declared effective by the SEC. Quest filed the registration statement on Form 40-F in connection with its application to list on NYSE Amex. A copy of Quest’s Form 40-F is available on EDGAR.
The listing on NYSE Amex will not affect Quest’s listing on the TSX Venture Exchange, where Quest will continue to trade under the symbol “QRM”.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake Project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporation’s plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.

Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.